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                                                                      EXHIBIT 12

                           STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)
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                                                   YEARS ENDED OCTOBER 31,                  SIX MONTHS
                                          --------------------------------------------        ENDED
                                            1992    1993     1994     1995     1996       APRIL 30, 1997
                                          -------  -------  -------  -------  ------     --------------
Earnings from continuing
 operations before income taxes.........  $20,942  $29,569  $42,198  $41,500  $ 82,075       $49,043

Fixed charges:
 Interest expense.......................    5,414    6,540    8,877   22,815    26,051        19,033
 Interest portion of lease expense......      456      585      935    1,343     1,522           784
                                          -------  -------  -------  -------  --------       -------
Total fixed charges.....................    5,870    7,125    9,812   24,158    27,573        19,817

Earnings from continuing operations
 before income taxes and fixed charges..  $26,812  $36,694  $52,010  $65,658  $109,648       $68,860
                                          =======  =======  =======  =======  ========       =======
Ratio of earnings to fixed charges......     4.57     5.15     5.30     2.72      3.98          3.47
                                          =======  =======  =======  =======  ========       =======

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